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                                  STANTEC INC.
                               (the "Corporation")

                            SUPPLEMENTAL MAILING LIST

                                   RETURN CARD

NI 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive quarterly financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

                   Stantec Inc.
                   Investor Relations
                   200, 10160 - 112 Street
                   Edmonton AB T5K 2L6

[ ]   I would like to receive quarterly financial statements by regular mail.
      o

[ ] would like to receive quarterly financial statements via electronic mail.

________________________________________________________________________________
      Name of Shareholder (Please Print)

________________________________________________________________________________
      Address

________________________________________________________________________________
      City                         Province                  Postal Code

________________________________________________________________________________
      Email Address

The undersigned hereby certifies that they are a shareholder of Stantec Inc.

________________________________________________________________________________
      Signature of Shareholder

Dated_____________, 2004